Exhibit  99.1

                                                         AMERICAN STOCK EXCHANGE
Bryan Fischer     86 Trinity Place
Director          New York, NY  10006
Listing Qualifications     T 212 306 2444
(212) 306-2434    F  212 306 5359

May  7,  2003

Mr.  Mark  L.  Mroczkowski
Senior  VP  and  CFO
Sequiam  Corporation
300  Sunport  Lane
Orlando,  FL  32809

Re:  Sequiam  Corporation

Dear  Mr.  Mroczkowski:

This is in reference to your application to list the common stock of Sequiam Corporation (the "Company") on the American Stock Exchange (the "Amex" or
"Exchange")  which  was  submitted  on  November  18,  2002.

At the time your application was submitted, notwithstanding the fact that the Company's financial and other pertinent information indicated that it was unable to satisfy the applicable regular or alternative quantitative and/or qualitative initial listing standards, the Company's representative indicated to the Amex staff that it planned to take action that would bring it into compliance with such standards within a reasonable period of time. Accordingly, the Company's application was held in abeyance pending completion of such action(s).

However, as of the date of this letter, the Company does not appear to have completed such action(s), and further, has not provided a comprehensive response to the Amex staff's written and telephonic information requests with respect to its listing application. Accordingly, unless you contact me or Jamie Patturelli, Senior Analyst at (212) 306-2437 within 30 days of this letter and provide a definitive plan in writing for achieving compliance within a reasonable time frame, the Exchange will consider your application to have been abandoned.

Should the Company's circumstances change, the Exchange would welcome its reapplication as appropriate.

Sincerely,

/s/  Bryan  Fischer

cc: Kevin Ernst, Amex - Vice President, Equity Sales


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